UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Arno Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
042564203
(CUSIP Number)
Arie S. Belldegrun 811 Strada Vecchia Road Los Angeles, CA 90077 (310) 471-4372
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 042564203

1	names of reporting persons
Arie S. Belldegrun
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	sec use only

4	source of funds (see instructions)
PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
3,784,409*
	8	shared voting power
4,771,110*
	9	sole dispositive power
3,784, 409*
	10	shared dispositive power
4,771,110*
11	aggregate amount beneficially owned by each reporting person
8,555,519*
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
15.9% (1)
14	type of reporting person (see instructions)
IN

* See Item 5.

(1)	The percentage is based upon 48,064,036 shares of Common Stock as disclosed in the Issuer’s Current Report on Form 8-K filed on August 16, 2016.

Page 2 of 10 Pages

CUSIP No. 042564203

1	names of reporting persons
Arie Belldegrun MD, Inc. Profit Sharing Plan
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	sec use only

4	source of funds (see instructions)
PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
2,904,877*
	8	shared voting power
0*
	9	sole dispositive power
2,904,877*
	10	shared dispositive power
0*
11	aggregate amount beneficially owned by each reporting person
2,904,877*
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
6.0% (1)
14	type of reporting person (see instructions)
OO

* See Item 5.

(1)	The percentage is based upon 48,064,036 shares of Common Stock as disclosed in the Issuer’s Current Report on Form 8-K filed on August 16, 2016.

Page 3 of 10 Pages

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule”) relates to the common stock, par value $0.0001 (the “Common Stock”), of Arno Therapeutics, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 200 Route 31 North, Suite 104, Flemington, New Jersey 08822.

Item 2.	Identity and Background.

(a)-(c), (f)

This Statement is being filed by Arie S. Belldegrun, M.D., a citizen of the United States and Israel (the “Reporting Individual” or “ASB”), and a director of the Company, and the Arie Belldegrun MD, Inc. Profit Sharing Plan (the “PSP” and together with the Reporting Individual, the “Reporting Persons”). The business address of each of the Reporting Persons is 811 Strada Vecchia Road, Los Angeles, CA 90077.

The shares of Common Stock held by the Reporting Individual include shares held by the Belldegrun Family Trust dated February 18, 1994 (the “Trust”), of which the Reporting Individual is a co-trustee; MDRB Partnership, L.P. (“MDRB”), of which the Reporting Individual serves as managing partner; and the PSP (together with the Trust and MDRB, the “Affiliated Entities”), of which the Reporting Individual is the plan administrator.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration. The Reporting Persons acquired the securities to which this Schedule relates in connection with the following transactions (all share and per share data have been adjusted to reflect the 1:8 combination of the Common Stock on October 29, 2013):

2010 Private Placement: On September 3, 2010, the Issuer entered into a Securities Purchase Agreement (the “2010 Purchase Agreement”) with the Trust, MDRB and certain other purchasers identified therein relating to a private placement of the Issuer’s securities. Pursuant to such agreement, the Affiliated Entities purchased directly from the Issuer (i) 250,000 shares of the Issuer’s Series A Convertible Preferred Stock, (ii) a 2010 Class A Warrant (the “2010 Class A Warrant”) to purchase 2,500 shares of Common Stock, and (iii) a 2010 Class B Warrant (the “2010 Class B Warrants”) to purchase 13,124 shares of Common Stock, for a total cash purchase price of $250,000. All such shares of Series A Preferred Stock automatically converted into an aggregate of 31,904 shares of Common Stock on February 9, 2011. The 2010 Class A Warrant expired unexercised on March 10, 2013 and the 2010 Class B Warrant expired unexercised on September 10, 2015.

2012 Private Placement: On November 26, 2012, the Issuer, the Trust, the PSP and MDRB and certain other purchasers entered into a Securities Purchase Agreement (the “2012 Purchase Agreement”). Pursuant to the 2012 Purchase Agreement, the Affiliated Entities collectively purchased from the Issuer (i) 8% Convertible Debentures (the “Debentures”) in the principal amount of $700,000, (ii) 2012 Series A Warrants (the “Series A Warrants”) to purchase 291,666 shares of Common Stock at an initial exercise price of $4.00 per share, and (iii) 2012 Series B Warrants (the “Series B Warrants”) to purchase 291,666 shares of Common Stock, for an aggregate cash purchase price of $700,000. The Series B Warrants expired unexercised on December 31, 2014.

Page 4 of 10 Pages

2013 Issuance of Liquidated Damages Shares: In accordance with a Registration Rights Agreement dated November 26, 2012, among the Issuer, the Affiliated Entities and other parties to the 2012 Purchase Agreement, on March 27, 2013, April 26, 2013 and May 28, 2013, the Issuer issued to the Affiliated Entities 5,833, 5,833 and 5,639 shares of Common Stock, respectively (an aggregate of 17,305 shares), in satisfaction of approximately $41,532 in liquidated damages payable to the Affiliated Entities under such agreement.

October 2013 Private Placement: On October 29, 2013, the Issuer, the Trust, MDRB and certain other purchasers entered into a Securities Purchase Agreement (the “2013 Purchase Agreement”), as well as a Registration Rights Agreement. Pursuant to the 2013 Purchase Agreement, the Affiliated Entities purchased from the Issuer in a private placement (i) 270,833 shares of Common Stock, (ii) 2013 Series D Warrants to purchase, at an exercise price of $4.00 per share, 270,833 shares of Common Stock (the “Series D Warrant”), and (iii) 2013 Series E Warrant to purchase, at an exercise price of $2.40 per share, 270,833 shares of Common Stock (the “Series E Warrant”). The aggregate cash purchase price paid by the Affiliated Entities for such securities was $650,000. In addition, the Issuer and each holder of 2012 Debentures, including the Affiliated Entities, entered into a Conversion Agreement on October 29, 2013 pursuant to which all principal and accrued and unpaid interest outstanding under the 2012 Debentures were converted into shares of Common Stock. In connection with such Conversion Agreement, the Issuer issued to the Affiliated Entities an aggregate of 334,378 shares of Common Stock in full satisfaction of the Debentures. Further, pursuant to anti-dilution provisions contained in the Series A Warrant and as a result of the issuances pursuant to the 2013 Purchase Agreement, the aggregate number of shares of Common Stock issuable upon exercise of the Series A Warrants held by the Affiliated Entities increased to 486,109 shares and the exercise price thereof was reduced to $2.40 per share. The Series E Warrant expired unexercised on December 31, 2014.

January 2016 Private Placement: On October 21, 2015, the Issuer entered into a Convertible Note Purchase Agreement with the PSP and certain other lenders pursuant to which it sold an aggregate principal amount of $2,100,000 of Unsecured Convertible Promissory Notes (the “Notes”) for an aggregate original issue price of $2,100,000. The PSP purchased Notes having a principal amount of $500,000. The Notes had a maturity date of October 21, 2016, accrued interest at the rate of 6% per annum and automatically converted into securities issued by the Issuer in a subsequent equity financing pursuant to terms described in the Note. On January 12, 2016, the Issuer, the PSP and certain other purchasers entered into a Stock Purchase Agreement relating to a private placement of Common Stock (the “January 2016 Purchase Agreement”), as well as a Registration Rights Agreement pursuant to which the Company agreed to register the resale of the shares issued pursuant to such purchase agreement. Pursuant to the January 2016 Purchase Agreement, the Notes held by the PSP converted into an aggregate of 1,448,062 shares of Common Stock at a price of $0.35 per share. In addition, as a result of the issuances pursuant to the January 2016 Purchase Agreement, (i) the number of shares of Common Stock subject to the Series A Warrants held by the Affiliated Entities increased to 857,838 shares and the exercise price decreased to $1.36 per share, and (ii) the number of shares of Common Stock subject to the Series D Warrants held by the Affiliated Entities increased to 506,229 shares and the exercise price decreased to $2.14 per share, both in accordance with the anti-dilution adjustment provisions of such warrants.

August 2016 Private Placement: On August 15, 2016, the Issuer entered into both a Securities Purchase Agreement (the “August 2016 Purchase Agreement”) and a Registration Rights Agreements with the PSP and certain other purchasers identified therein pursuant to which the PSP purchased from the Issuer in a private placement 714,285 shares of Common Stock and 2016 Series F Warrants to purchase, at an exercise price of $0.4375 per share, 357,142 shares of Common Stock (the “Series F Warrants”). The aggregate cash purchase price paid by the PSP for such shares of Common Stock and the Series F Warrant was $250,000. As a result of the sale of the Common Stock and warrants pursuant to the August 2016 Purchase Agreement, the (i) the number of shares of Common Stock subject to the Series A Warrants held by the Affiliated Entities increased to 997,143 shares and the exercise price decreased to $1.17 per share, and (ii) the number of shares of Common Stock subject to the Series D Warrants held by the Affiliated Entities increased to 600,049 shares and the exercise price decreased to $1.81, in both cases, in accordance with the anti-dilution adjustment provisions of such warrants.

Page 5 of 10 Pages

Stock Option Grants: In consideration of his services as a director, the Issuer has also granted to the Reporting Individual a number of stock options pursuant to the Issuer’s equity incentive plans, as follows: (i) stock options relating to 64,922 shares, exercisable at $8.00 per share, all of which were exercisable as of March 27, 2013; (ii) a stock option relating to 3,559,296 shares, exercisable at $2.40 per share, granted on November 4, 2013, which is subject in 36 equal monthly installments commencing December 4, 2013; (iii) a stock option relating to 68,448 shares, exercisable at $2.90 per share, granted on January 24, 2014, which vested in 12 equal monthly installments commencing February 24, 2014; and (iv) a stock option relating to 177,256 shares, exercisable at $0.37 per share, granted on April 7, 2016, which vests in 12 equal monthly installments commencing May 7, 2016. All of the grants prior to 2016 were made pursuant to the Issuer’s 2005 Stock Option Plan. The April 2016 grant was made pursuant to the Issuer’s 2016 Equity Incentive Plan. All of the stock option grants are evidenced by separate stock option agreements between the Issuer and the Reporting Individual as of their respective grant dates.

See also Attachment 1 to this Schedule, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

See Item 3, which is incorporated herein by reference.

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons are held for investment purposes.  The Reporting Persons do not currently have any plan or proposal, which relates to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deems appropriate.

Item 5.	Interest in Securities of the Issuer.

(a) – (c)

The disclosures contained above under Item 3 (including Attachment 1) are incorporated herein by reference.

As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 8,555,319 shares of the Issuer’s Common Stock, representing approximately 15.9% of the outstanding shares of Common Stock, of which:

(1)	3,784,409 shares are held by the Reporting Individual, comprised of: (i) 3,115 outstanding shares of Common Stock, and (ii) 3,781,294 shares issuable upon the exercise of stock options;

(2)	1,293,287 shares are held by the Trust, comprised of: (i) 379,294 outstanding shares of Common Stock; (ii) 498,573 shares issuable upon the exercise of the 2012 Series A Warrants; and (iii) 415,420 shares issuable upon the exercise of 2013 Series D Warrants;

(3)	572,946 shares are held by MDRB, comprised of: (i) 174,644 outstanding shares of Common Stock; (ii) 213,673 shares issuable upon the exercise of the 2012 Series A Warrants; and (iii) 184,629 shares issuable upon the exercise of 2013 Series D Warrants; and

Page 6 of 10 Pages

(4)	2,904,877 shares are held by the PSP, comprised of: (i) 2,262,838 outstanding shares of Common Stock; (ii) 284,897 shares issuable upon the exercise of the 2012 Series A Warrants; and (iii) 357,142 shares issuable upon the exercise of 2016 Series F Warrants.

The Reporting Individual disclaims beneficial ownership of all shares beneficially owned by the Affiliated Entities, except to the extent of his pecuniary interest therein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 3, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A     Joint Filing Agreement

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2016

/s/ Arie S. Belldegrun

Arie S. Belldegrun

The Arie Belldegrun MD, Inc. Profit Sharing Plan

By: /s/ Arie S. Belldegrun

Name: Arie S. Belldegrun

Title: Plan Administrator

Page 8 of 10 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: September 8, 2016

/s/ Arie S. Belldegrun

Arie S. Belldegrun

The Arie Belldegrun MD, Inc. Profit Sharing Plan

By: /s/ Arie S. Belldegrun

Name: Arie S. Belldegrun

Title: Plan Administrator

Page 9 of 10 Pages

Attachment 1

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership		Pct of Class (9)
As of Mar. 27, 2013:
ASB	67,620	67,620	925,859	67,620	925,859	993,479	(1)	17.7%
PSP	251,665	251,665	0	251,665	0	251,665	(2)	5.1%

As of Oct. 29, 2013:
ASB	68,037	68,037	1,986,984	68,037	1,986,984	2,055,021	(3)	9.4%
PSP	322,702	322,702	0	322,702	0	322,702	(4)	1.6%

As of Dec. 31, 2014:
ASB	1,619,525	1,619,525	1,425,115	1,619,525	1,425,115	3,044,640	(5)	13.4%
PSP	239,369	239,369	0	239,369	0	239,369	(6)	1.2%

As of January 12, 2016:
ASB	2,904,826	2,904,826	3,466,548	2,904,826	3,466,548	6,371,374	(7)	13.9%
PSP	1,793,639	1,793,639	0	1,793,639	0	1,793,639	(8)	4.3%

_________________

(1)	Represents shares beneficially owned by the Reporting Individual as of the date indicated, comprised as follows: (i) 3,115 shares of Common Stock held directly by the Reporting Person: (ii) 64,505 shares issuable within 60 days of the date indicated upon the exercise of stock options held by the Reporting Person; (iii) 462,930 shares held by the Trust, consisting of 18,869 shares of Common Stock, 298,228 shares issuable upon the exercise of warrants and 145,833 shares issuable upon conversion of a Debenture; (iv) 211,264 shares held by MDRB, consisting of 17,202 shares of Common Stock, 131,562 shares issuable upon the exercise of warrants and 62,500 shares issuable upon conversion of a Debenture; and (v) shares held by the PSP as described in note (2).

(2)	Represents shares held by the PSP as of the date indicated, comprised as follows: (i) 1,666 shares of Common Stock, (ii) 83,333 shares issuable upon conversion of a Debenture, and (iii) 166,666 shares issuable upon exercise of warrants.

(3)	Represents shares beneficially owned by the Reporting Individual as of the date indicated, comprised as follows: (i) 3,115 shares of Common Stock held directly by the Reporting Person; (ii) 64,922 shares issuable within 60 days of the date indicated upon the exercise of stock options held by the Reporting Person; (iii) 1,149,744 shares held by the Trust, consisting of 379,294 shares of Common Stock and 770,450 shares issuable upon the exercise of warrants; (iv) 514,538 shares held by MDRB, consisting of 174,644 shares of Common Stock and 339,894 shares issuable upon the exercise of warrants; and (v) shares held by the PSP as described in note (4).

(4)	Represents shares held by the PSP as of the date indicated, comprised as follows: (i) 100,481 shares of Common Stock; and (ii) 222,221 shares issuable upon exercise of warrants.

(5)	Represents shares beneficially owned by the Reporting Individual as of the date indicated, comprised as follows: (i) 3,115 shares of Common Stock held directly by the Reporting Person; (ii) 1,616,410 shares issuable within 60 days of the date indicated upon the exercise of stock options held by the Reporting Person; (iii) 817,041 shares held by the Trust, consisting of 379,294 shares of Common Stock and 437,117 shares issuable upon the exercise of warrants; (iv) 368,705 shares held by MDRB, consisting of 174,644 shares of Common Stock and 194,061 shares issuable upon the exercise of warrants; and (v) shares held by the PSP as described in note (6).

(6)	Represents shares held by the PSP as of the date indicated, comprised as follows: (i) 100,481 shares of Common Stock; and (ii) 138,888 shares issuable upon exercise of warrants.

(7)	Represents shares beneficially owned by the Reporting Individual as of the date indicated, comprised as follows: (i) 3,115 shares of Common Stock held directly by the Reporting Person; (ii) 2,901,711 shares issuable within 60 days of the date indicated upon the exercise of stock options held by the Reporting Person; (iii) 1,158,681 shares held by the Trust, consisting of 379,294 shares of Common Stock and 779,387 shares issuable upon the exercise of warrants; (iv) 514,228 shares held by MDRB, consisting of 174,644 shares of Common Stock and 339,584 shares issuable upon the exercise of warrants; and (v) shares held by the PSP as described in note (8).

(8)	Represents shares held by the PSP as of the date indicated, comprised as follows: (i) 1,548,543 shares of Common Stock; and (ii) 245,096 shares issuable upon exercise of warrants.

(9)	The percent of class beneficially owned is based on the number of shares of Common Stock as disclosed in the Issuer’s reports filed with the Commission as of or about the dates indicated.

Page 10 of 10 Pages